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                             September 1, 2021

       Mark Langer
       Chief Financial Officer
       Urban Edge Properties
       Urban Edge Properties LP
       888 Seventh Avenue
       New York, NY 10019

                                                        Re: Urban Edge
Properties
                                                            Urban Edge
Properties LP
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed February 17,
2021
                                                            File No. 001-36523
                                                            File No.
333-212951-01

       Dear Mr. Langer:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the year end December 31, 2020

       6. Mortgages Payable
       Mortgage on Las Catalinas Mall, page 71

   1. We note your disclosure of the modification of the non-recourse mortgage loan on Las
                                                        Catalinas Mall and that
it is accounted for under ASC 470-60 Troubled Debt
                                                        Restructurings. Please
tell us how you considered the guidance in ASC 470-60 in your determination of the
mortgage payable amount recorded as of December 31, 2020. In this regard, please clarify
for us if the total future cash payments are less than the carrying amount of the payable.
In your response, please refer to ASC 470-60-35.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Mark Langer
Urban Edge Properties
September 1, 2021
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper, Staff Accountant at 202-551-3396 or Jennifer Monick,
Assistant Chief Accountant at 202-551-3295 with any questions.



FirstName LastNameMark Langer                             Sincerely,
Comapany NameUrban Edge Properties
                                                          Division of
Corporation Finance
September 1, 2021 Page 2                                  Office of Real Estate
& Construction
FirstName LastName